

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 27, 2017

Abraham Mirman
Chief Executive Officer
Lilis Energy, Inc.
300 E. Sonterra Blvd., Suite 1220
San Antonio, TX 78258

>   **Re: Lilis Energy, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed March 13, 2017**
>   **File No. 333-216641**

Dear Mr. Mirman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Langford at 202-701-6788 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources